UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 28, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 28, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

Processing Fees on ADRs to be Waived for Two Months

Valley Cottage, New York, August 28, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, particularly neuropathic pain and hepatitis C, today announced that issuances of American Depositary Receipts, or ADRs, by the Company’s depositary bank, The Bank of New York, will be processed free of the customary charges of The Bank of New York from September 3, 2007 through October 31, 2007.

The Bank of New York will issue ADRs representing American Depositary Shares, or ADSs, if shareholders or their broker deposit Ordinary Shares with The Bank of New York’s Custodian, either the Tel Aviv office of Bank Hapoalim B.M., or the London office of The Bank of New York. One ADR will represent an ownership interest in ten of XTL's Ordinary Shares.

Interested investors should contact their brokers to discuss the waived fee and should they have any questions, can contact The Bank of New York in either London or New York as follows:

London	or	New York
Mark Lewis		Jason Paltrowitz
Vice President		Vice President
Tel 020.7964.6089		Tel 212.815.2077
Fax 020.7964.6024		Fax 212.815.3004
marlewis@bankofny.com		jpaltrowitz@bankofny.com

Ron Bentsur, Chief Executive Officer of XTL, commented, “We want to thank The Bank of New York for offering shareholders this free issuance window in conjunction with the planned cancellation of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority, subject to shareholder approval at an Extraordinary General Meeting to be held on September 25, 2007.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel:	+1-(845)-267-0707 ext. 225
+972-8-930-4444

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating continued undisrupted trading of the Company’s ADRs on NASDAQ or the future cancellation of the Company’s Ordinary Shares on the Official List of the United Kingdom Listing Authority and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Risk factors that could adversely affect our operations are identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only. This press release is for informational purposes only and is not an offer to by or the solicitation of an offer to sell any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 28, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer